

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2025

Michael Connaway
Chief Financial Officer
Aviat Networks, Inc.
200 Parker Drive, Suite C100A
Austin, Texas 78728

      Re: Aviat Networks, Inc.
            Form 10-K for the Fiscal Year Ended June 28, 2024
            File No. 001-33278

Dear Michael Connaway:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing